                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    --------------

                                    SCHEDULE 14D-1
                  TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                         OF THE SECURITIES EXCHANGE ACT OF 1934

                                    --------------

                        DAMSON/BIRTCHER REALTY INCOME FUND II
                              (NAME OF SUBJECT COMPANY)
                                 GRAPE INVESTORS, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                                       (BIDDER)


                            LIMITED PARTNERSHIP INTERESTS
                            (TITLE OF CLASS OF SECURITIES)



                        (CUSIP Number of Class of Securities)


                                Don Augustine, Manager
                             Arlen Capital Advisors, LLC
                         1650 Hotel Circle North - Suite 200
                             San Diego, California  92108
                                    (619) 686-2002
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)


                                    --------------

                              Calculation of Filing Fee

===============================================================================
         Transaction Valuation*                   Amount of Filing Fee
              $3,150,000                                   $630
-------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 10,000 Interests at a purchase price of $1,645 for each .01 percent of Interests in the Partnership.

[  ]   Check box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:    Not Applicable   Filing Party:  Not Applicable
       Form of Registration No.:  Not Applicable   Date Filed:    Not Applicable
===============================================================================

                                        14D-1


 CUSIP NO. (None)                                             Page 2 of 8 Pages
===============================================================================
1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Grape Investors, LLC - IRS Identification #33-0712011
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3.  SEC Use Only

-------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

    WC
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) / /

-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    State of Delaware
-------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned By Each Reporting Person

    Approximately 3.6 percent of the issued and outstanding Limited Partnership Interests
-------------------------------------------------------------------------------
8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See
    Instructions)    / /

-------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

    Less than 3.7 percent of the issued and outstanding Limited Partnership Interests
-------------------------------------------------------------------------------
10. Type of Reporting Persons (See Instructions)

    OO
===============================================================================

                                         14D-1

CUSIP NO. (None)                                             Page 3 of 8 Pages
===============================================================================
1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Arlen Capital Advisors, LLC - IRS Identification #33-0713478
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3.  SEC Use Only

-------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

    AF
-------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)   / /

-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    State of California
-------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned By Each Reporting Person

    Approximately 3.6 percent of the issued and outstanding Limited Partnership Interests
-------------------------------------------------------------------------------
8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See
    Instructions)   / /

-------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

    Less than 3.7 percent of the issued and outstanding Limited Partnership Interests
-------------------------------------------------------------------------------
10. Type of Reporting Persons (See Instructions)

    OO
===============================================================================

ITEM 1.  SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is Damson/Birtcher Realty Income Fund II, a Delaware Limited Partnership, and the address of its executive offices is 27611 La Paz Road, P.O. Box 30009, Laguna Niguel, California 92607-0009.

    (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    This Schedule 14D-1 relates to a tender offer by Grape Investors, LLC, a Delaware limited liability company ("Purchaser"), to purchase up to 10,000 Interests (as hereinafter defined) of Damson/Birtcher Realty Income Fund II, a Delaware Limited Partnership, (the "Partnership"), at $1,645 for each
 .01 percent of Interests, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 1997, and the related Agreement of Sale (which together constitute the "Offer"), which are attached to and filed with this
Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. As used herein, "Interests" means with respect to the Partnership the Limited Partnership Interests representing the limited partner interests in the Partnership issued for an original $1,000 investment. This Schedule 14D-1 is being filed on behalf of Purchaser.

    (c) The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer - Price Range of the Interests and - Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)-(d) and (g) The information set forth in the "Introduction," Section 11 ("Certain Information Concerning the Purchaser"), Section 12 ("Source and Amount of Funds") and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, neither Purchaser, nor to the best of their knowledge, any of their respective executive officers and directors listed in Schedule 1 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g) The information set forth in Schedule 1 to the Offer to Purchase is incorporated herein by this reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) Not applicable.

    (b) The information set forth in Section 9 ("Past Contacts and Negotiations with General Partners") of the Offer to Purchase is incorporated herein by this reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(g) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase are incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)-(b) The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    Not applicable.

ITEM 8.  PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

    The information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Offer to Purchase are incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION

    (a) Not applicable.

    (b)-(c) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 14 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.

    (d)  Not applicable.

    (e)  Not applicable.

    (f) Reference hereby is made to the Offer to Purchase and the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, which are incorporated in their entirety herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1) -  Offer to Purchase, dated June 20, 1997.

    (a)(2) -  Agreement of Sale.

    (a)(3) - Cover Letter, dated June 20, 1997, from Purchaser to Limited Partners.

    (b) -     Not applicable.

    (c) -     Not applicable.

    (d) -     Not applicable.

    (e) -     Not applicable.

    (f) -     Not applicable.

                                      SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 20, 1997            GRAPE INVESTORS, LLC

                                  By:  Arlen Capital Advisors, LLC
                                       its Manager


                                        By:  /s/ DON AUGUSTINE
                                           ----------------------------
                                           Don Augustine, Manager

                                    EXHIBIT INDEX



                                                                 Sequential
Exhibit No.       Description                                    Page Number
-----------       -----------                                    -----------
  (a)(1) -        Offer to Purchase, dated June 20, 1997.

  (a)(2) -        Agreement of Sale.

  (a)(3) -        Cover Letter, dated June 20, 1997,
                    from Purchaser to Limited Partners.

  (b)    -        Not applicable.

  (c)    -        Not applicable.

  (d)    -        Not applicable.

  (e)    -        Not applicable.

  (f)    -        Not applicable.